April 6, 2009

VIA EDGAR AND TELEFAX
(202) 772-9210

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:	Goldspring, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007, As Amended
Filed December 10, 2008
Form 10-Q Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
Response Letter Dated February 26, 2009
File No. 000-32429

Dear Ms. Davis:

Pursuant to my conversation with Jennifer O’Brien on March 31, 2009, find below the revised draft disclosures for: 1.) Restatement of 2007 Consolidated Financial Statements 2.). ITEM 9A(T). CONTROLS AND PROCEDURES, and 3.) Share Based Compensation for your review and comments.   In addition, find attached our draft disclosure for Debt Extinguishment that was requested. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.  Thank you for your assistance.

1.  RESTATEMENT OF 2007 CONSOLIDATED FINANCIAL STATEMENTS

During the fourth quarter 2007, we made an error in our amortization of the note discount originating from the determination of the fair value of the conversion feature (embedded derivative) included in the debt. The impact of this error was an understatement of 2007 interest expense of $378,639 and an overstatement in the balance sheet account “Other - embedded derivatives”.  In addition, the balance after the restatement of $528,350 in “Other – embedded derivatives” has been classified as an adjustment to “Convertible Notes” to offset the debt balance.

The effect of the restatement on results of operations and financial position as of and for the year ended December 31, 2007 are as follows:

	As previously
	reported	Restated
Total revenue	$395,541	$395,541
Loss from Operations	(1,188,901)	(1,188,901)
Interest expense	(2,868,455)	(3,247,094)
Net Loss	(4,057,356)	(4,435,995)
Net loss per common share – basic	(0.003)	(0.003)

Other – embedded derivative	$906,989	$-
Total assets	3,675,448	2,768,459
Convertible debt	9,568,239	9,039,889
Total Liabilities	20,876462	20,348,112
Stockholders’ equity	(17,201,014)	(17,579,653)

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

2.  ITEM 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on the evaluation as described above, our internal control over financial reporting, disclosure controls and procedures as of December 31, 2008 are adequate.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting is for the year ended December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and Internal Control over Financial Reporting-Guidance for Smaller Public Companies.

Management's assessment of the effectiveness of the business issuer's internal control over financial reporting is as of the year ended December 31, 2008. We believe that internal control over financial reporting is effective as of December 31, 2008.
This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

There have been no changes during the quarter ended December 31, 2008 in our Company's internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) and 15d-15(d) that have material affected, or are reasonably likely to materially affect, our internal controls over our financial reporting.

 3.  SHARE BASED COMPENSATION

Effective 2006, the Company adopted a stock option and incentive plan (“2006 Plan”), which provided for a maximum of 800,000,000 shares of common stock to be issued.  Under the plan, stock options generally vest over three and expire in ten years from the date of the grant.  Options are granted to employees and non-employee directors at exercise prices equal to the fair market value at the date of the grant.

As of January 01, 2008, Goldspring Inc had 2,743,508,248 outstanding common shares and 10,000,000 outstanding Standard Employee Options and Warrants to acquire company shares, of which 10,000,000 of these derivatives were vested and exercisable. During the period ended December 31, 2008, 10,000,000 of these derivatives were exercised. Standard Employee Options and Warrants outstanding at December 31, 2008 were 182,000,000. No Standard Employee Options and Warrants expired during the period ended December 31, 2008. Outstanding common shares totaled 3,380,948,371 at December 31, 2008.

The Company recognizes stock based compensation expense over the requisite service period of the individual grant, which generally equals the vesting period.  The plan entitles the holder to shares of common stock when the award vests.   Awards generally vest ratably over three years.  The fair value of the award is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable vesting period using the straight-line method.  The Company uses newly issued shares of common stock to satisfy option exercises and stock awards.

The fair value of each grant was estimated at the date of the grant using the Black-Scholes option pricing model.  Black-Scholes utilizes assumptions related to volatility, the risk free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid, nor anticipates paying any, cash dividends and employee exercise behavior.  Expected volatilities utilized in the model are based mainly on the historical volatility of the Company’s stock price and other factors.

The following is a summary of the assumptions used and the weighted average grant-date fair value of the stock options granted during the fiscal years ended December 31, 2008 and 2007.

	2008	2007
Expected volatility	199%	206%
Expected term (years)	5.14	5.70
Risk free rate	3.09%	3.67%
Dividend Yield	0.0%	0.0%
Weighted average grant date fair value	$0.01	$0.01

Compensation expense for stock options is recognized using the fair value when the stock options are granted and is amortized over the options' vesting period. During the 12 month ended December 31, 2008, $2,305,102 was recognized as compensation expense in the consolidated statements of loss with a corresponding increase in contributed surplus. As at December 31, 2008, 182,000,000 stock options were exercisable and the weighted average years to expiration were 9.3 years.

A summary of the option activity under the Company’s share base compensation plan for the fiscal years ended December 31, 2008 and 2007 is as follows:

	2008 Options	2008 Weighted Average Exercise Price	2007 Options	2007 Weighted Average Exercise Price
Balance, Beginning of year	10,000,000	$0.00963	0
Granted	182,000,000	$0.011	10,000,000	$0.00963
Exercised	(10,000,000)	$0.00963	0
Forfeited	-		0
Balance, end of year	182,000,000	$0.011	10,000,000	$0.00963
Exercisable at December 31,	170,000,000	$0.0104	10,000,000	$0.00963

The following table sets forth stock options outstanding at December 31, 2008.
Total Outstanding Options:	182,000,000	Total "in-the-money" Outstanding Options:	170,000,000
Average Price of Outstanding Options:	$0.0110	Average Price of "in-the-money" Outstanding Options:	$0.0104

Total Vested Options:	170,000,000	Total "in-the-money" Vested Options:	170,000,000
Average Price of Vested Options:	$0.0104	Average Price of "in-the-money" Vested Options:	$0.0104

Total Unvested Options:	12,000,000	Total "in-the-money" Unvested Options:	0

Options Breakdown by Range as at 12/31/2008
Outstanding				Vested
Range	Outstanding Options	Remaining Contractual Life	Weighted Average Outstanding Strike Price	Vested Options	Remaining Vested Contractual Life	Weighted Average Strike Price
$0.000 to $0.040	182,000,000	9.3819	$0.0110	170,000,000	9.3555	$0.0104
$0.050 to $0.090	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.100 to $0.140	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.150 to $0.190	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.200 to $0.250	0	0.0000	$0.0000	0	0.0000	$0.0000
$0.000 to $0.250	182,000,000	9.3819	$0.0110	170,000,000	9.3555	$0.0104

The total options outstanding at December 31, 2008 had a weighted average remaining life of 9.3 years and an average intrinsic value of $618,000 based upon the closing price of the Company’s common stock of March 20, 2009.  The total options exercisable at December 31, 2008 had a weighted average remaining life of 9.3 years and an average intrinsic value of $618,000 based upon the closing price of the Company’s common stock of March 20, 2009.  The options exercised in 2008 were “cashless options”.  Because the Company maintained a full valuation allowance on our deferred tax assets, it did not recognize any tax benefit related to stock based compensation expense for the year ended December 31, 2008. The Company had 12,000,000 unvested options outstanding at December 31, 2008 and -0- at December 31, 2007.  The total fair value of options vested during the fiscal year ended December 31, 2008 was $2,269,533.  As of December 31, 2008 the remaining unrecognized compensation costs related to unvested options was $248,985.

On December 13, 2007, the Company granted a stock option to Jim Golden, it’s COO, as stipulated in his Executive Employment Agreement, which became effective on that same date.   The Agreement carries a three year term.  Pursuant to the Agreement, Mr. Golden was granted 10,000,000 stock options currently at a strike price of $0.00963, which was equal to the current market price of its common shares on that date of the grant.   The options may be exercised up to 10 years provided Mr. Golden remains our employee, otherwise the agreement requires the stock options to be exercised or canceled upon separation. The Agreement also provides for the issuance of additional grants of 10,000,000 stock options for each additional 100,000 ounces of gold resources, up to a maximum of 90,000,000 total additional stock options.  Due to the uncertainty involved in locating additional gold resources, we have determined that the additional 90,000,000 stock options are not earned and should not be included in our financial reporting until such time as the uncertainty is resolved or the determination of gold resources can be reasonably estimated.

 We determined the value of the 10,000,000 stock options granted by utilizing the Black-Scholes formula.  Our calculations were based on a three year life (life of the employment agreement), a volatility of 225% and a risk free interest rate of 3.07%.  Our calculations indicate that the value of the options granted were immaterial.   At December 31, 2007, the Company did not have any other options outstanding.

4.  Debt Extinguishment

The following represents the reported gain or loss resulting from debt extinguishment accounted for in accordance with the guidance offered in EITF 96-19 and EITF 06-6.
	For the Year Ended December 31
	2008	2007
Convertible Notes Payable - 2006 & 2007	$127,647	$-
Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note)	1,220,552	-
Gain – Debt Extinguishment	$1,348,199	$-

Extinguishment of Debt - Overview

EITF 96-19 provides that debt extinguishment gain or loss be reported in situations where a substantial modification in terms has occurred and offers a test to make that determination.  EITF 06-6 modified EITF 96-19 to include the change in fair value of the embedded conversion feature in the test and to determine if the change in fair value of the embedded conversion feature is more than 10% of the original note value, then the change is deemed substantial.  That guidance provides that the modified conversion feature be revalued to its fair value and the change reported as debt extinguishment gain or loss.

Convertible Notes Payable - 2006 & 2007

On February 20, 2008, as a result of the Company completing other financing arrangements, a “favored nations” clause was triggered in the 2006 and 2007 convertible notes, which modified the convertible notes’ conversion feature and effectively established a fixed conversion rate of $0.01.    Our calculation indicated that the change in fair value of the modified conversion feature was more than 10% of the original note.  Accordingly, a substantial modification had occurred, and as a result, the guidance regarding extinguishment of debt should be applied to account for the modification.

Upon issuance of the modification of the conversion feature, we noted that the conversion feature was “in the money”.  Accordingly, we recorded the note in accordance with guidance offered in APB 14 and EITF 98-5 regarding a beneficial conversion feature.  This has resulted in a valuation of $2,170,000 for the new beneficial conversion feature.  .Although our calculation of the value of the new beneficial conversion feature was $2,380,000, guidance in EITF 98-5 paragraph 6, limits the allocation of proceeds to the conversion feature, to the face value of the note. Since the modified notes provide for immediate conversion, subject to a 4.9% “blocking feature”, the entire debt discount has been charged to interest expense in accordance with the guidance offered in EITF 00-27. Therefore, the entire fair value of the beneficial conversion feature of the new note has been charged to interest expense.  The net difference between the remaining unamortized note discount and the previous fair value of the embedded conversion feature of the notes prior to their amendment resulted in a $127,647 gain, which was recognized as a gain on Debt extinguishment.

Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note)

Debt Extinguishment July 10, 2008

On July 10, 2008, the Company amended $2,175,000 principal amount of unsecured promissory notes issued to Longview Fund, L.P. to capitalize the outstanding accrued interest of $607,563, extend the terms and to add a conversion feature.  The new debt instrument contained a fixed rate conversion feature of $0.0175 per share which was not contained in the group of notes that were amended and restated.  Our calculation indicated that the change in fair value of the modified conversion feature was more than 10% of the original note.  In other words, the test result indicated that a substantial modification had occurred, thus the guidance regarding extinguishment of debt in EITF 96-19 and EITF 06-6 should be applied to account for the modification.  In accordance with APB 14 and EITF 98-5 pertaining to the beneficial conversion feature, we recorded the fair value of the conversion feature, which amounted to $2,305,552.  Although the valuation of the convertible feature would generally be recorded as a debt discount and amortized over the term of the note, the entire fair value of the convertible feature was recorded as interest expense due to the note being “in the money” and its immediate conversion right. This determination was based on the guidelines of EITF 00-27, Issue 6.    Hence, the entire value of the beneficial conversion feature was charged to interest expense and no gain or loss on extinguishment was recorded.

Debt Extinguishment December 22, 2008

The Longview  Amended and Restated Note  discussed above included a “full ratcheting” provision which resets the stated conversion rate for all subsequent stock issuances that are less then the conversion price that would be in effect at that time.  On December 22, 2008, as a result of the Company completing other financing arrangements at a lower conversion price, the reset provision clause was triggered and established a new fixed conversion rate of $0.01. Our calculation indicated that the change in fair value of the modified conversion feature was more than 10% of the original note. The test result indicated that a substantial modification had occurred, thus the guidance regarding extinguishment of debt in EITF 96-19 and EITF 06-6 should be applied to account for the debt modification.  The new fair value of the convertible feature was determined to be $1,085,000.    In accordance with accounting guidance for extinguishment of debt, we recorded a gain of $1,220,552, representing the difference between the July 10, 2008 valuation of the convertible feature and the December 10, 2008 valuation of the convertible feature.

The following table summarizes the Gain on Extinguishment of debt arising from the  Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note)

2008
Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note) – Valuation of convertible feature at July 10, 2008	$2,305,552
Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note) - Valuation of convertible feature at December 22, 2008	1,085,000
Gain – Debt Extinguishment	$1,220,552

Again, thank you very much for your time and assistance during this process.  Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.